August 14, 2024

Division of Corporation Finance
Office of Trade and Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: NV5 Global, Inc.
Definitive Proxy Statement on Schedule 14A
Filed April 29, 2024
File No. 001-35849

Ladies and Gentlemen:

NV5 Global, Inc. (the “Company” or “NV5”) hereby provides responses to a comment issued in a letter dated August 9, 2024 (the “Staff’s Letter”) regarding the Company’s above-referenced filing pursuant to the Securities Exchange Act of 1934, as amended.

In order to facilitate your review, we have responded to the comment set forth in the Staff’s Letter. The numbered paragraph set forth below responds to the Staff’s comment and corresponds to the numbered paragraph in the Staff’s Letter.

Definitive Proxy Statement on Schedule 14A

Pay Versus Performance, page 35

1.We note that you include Revenue and Adjusted EBITDA in your pay versus performance table; however, it is not clear from your disclosure which one you designated as your Company-Selected Measure. Item 402(v)(2)(vi) of Regulation S-K requires that you designate only one Company-Selected Measure, which, in your assessment, "represents the most important financial performance measure (that is not otherwise required to be disclosed in the table) used by [you] to link compensation actually paid to [your] named executive officers, for the most recently completed fiscal year, to company performance." Please ensure that you indicate which measure is your Company-Selected Measure in the table. You may elect to provide in the table one or more performance measures in addition to the Company-Selected Measure, provided that the disclosures about those measures "may not be misleading or obscure the required information, and the additional disclosure." See Pay Versus Performance, Release No. 34–95607 (Aug. 25, 2022) [87 FR 55134 (Sept. 8, 2022)] at Section II.D.4.

Division of Corporation Finance
August 14, 2024

RESPONSE: The Company notes the Staff’s comment and while it believed the disclosure provided complied in all material respects with the requirements of Item 402(v)(2)(vi) of Regulation S-K in view of both Revenue and Adjusted EBITDA being determinative metrics used to set annual equity incentive awards under its incentive plan, it understands the purpose of the designation of one of the two as the Company Selected Measure (CSM) for disclosure purposes. The Company will ensure future filings containing “pay versus performance” disclosures will include a designation regarding the CSM (by footnote or appropriate column heading) as requested by the Staff and notes the requirements applicable to any incremental additional disclosures.

Please contact me at (954) 495-2116 to discuss any additional information you may need in order to conclude on this issue.

Thank you for your consideration of this matter.

Sincerely,

Edward Codispoti
Chief Financial Officer
2